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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

NATIONAL HEALTHCARE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6359 06 100

(Cusip Number)

Ira Sochet
1602 Micanopy Avenue
Miami, Florida 33133
(305) 858-2291

Copy to:

Louis R. Montello, Esquire
Montello & Associates, P.A.
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
(305) 373-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6359 06 100

1.	Name of Reporting Person: Ira Sochet		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 594,100

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 594,100

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 594,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): IN

     This Schedule 13D is filed on behalf of Ira Sochet (the “Reporting Person”), relating to the common stock of National Healthcare Corporation, a Delaware corporation.

Item 1. Security and Issuer.

     This Statement relates to the common stock (the “Common Stock”), of National Healthcare Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 Vine Street, Murfreesboro, Tennessee 37130.

Item 2. Identity and Background.

     (a) Ira Sochet.

     (b) 1602 Micanopy Avenue, Miami, Florida 33133.

     (c) The Reporting Person is the President and sole shareholder of Sochet & Company, Inc., a registered broker/dealer located at 1602 Micanopy Avenue, Miami, Florida 33133. The Reporting Person is also the sole member and managing member of Investors Risk Advantage LLC, a Florida limited liability company, which is the sole general partner of Investors Risk Advantage L.P., a Delaware limited partnership (“IRA”).

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

     (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     This Statement relates to the beneficial ownership of the Reporting Person of 594,100 shares of Common Stock, all of which are directly owned by the Reporting Person except for 7,000 shares owned by IRA. The aggregate purchase price of the Common Stock beneficially owned by the Reporting Person was approximately $11,600,000. The source of funds for acquiring the foregoing shares of Common Stock was the Reporting Person’s personal funds and working capital of IRA.

Item 4. Purpose of Transaction.

     This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer’s outstanding Common Stock. The purpose of the Reporting Person’s acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The

Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

     Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on April 1, 2004, the Reporting Person beneficially owned an aggregate of 594,100 shares of Common Stock, which constituted approximately 5.1 percent of the 11,664,120 shares of Common Stock outstanding on February 29, 2004, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003.

     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market sales effected through brokers.

	Number of	Approximate
Date	Shares Purchased	Price Per Share
01/27/04	100	$19.25
01/28/04	500	$19.00
01/28/04	200	$19.01
01/28/04	500	$19.01
01/29/04	200	$19.00
03/01/04	1,100	$20.92
03/01/04	400	$20.97
03/01/04	700	$20.97
03/01/04	400	$20.99
03/11/04	2,000	$20.75
03/11/04	1,200	$20.81

	Number of	Approximate
Date	Shares Purchased	Price Per Share
03/12/04	1,000	$20.85
03/12/04	300	$20.89
03/12/04	600	$20.89
03/12/04	700	$20.89
03/12/04	2,200	$20.90
03/12/04	500	$20.88
03/12/04	600	$20.91
03/12/04	100	$20.95
03/12/04	1,800	$20.95
03/15/04	300	$21.00
03/15/04	100	$21.00
03/15/04	300	$21.00
03/15/04	300	$20.98
03/15/04	200	$20.98
03/15/04	2,000	$21.00
03/15/04	100	$21.00
03/15/04	200	$21.05
03/15/04	1,000	$21.05
03/15/04	1,100	$21.05
03/15/04	200	$21.05
03/15/04	5,000	$21.05
03/15/04	5,000	$21.05
03/15/04	2,000	$21.05
03/15/04	8,000	$21.05
03/15/04	100	$21.00
03/15/04	200	$21.00
03/15/04	200	$20.99
03/16/04	300	$21.05
03/16/04	1,000	$21.05
03/16/04	100	$21.05
03/16/04	300	$21.06
03/16/04	100	$20.88
03/16/04	500	$20.88
03/16/04	1,000	$20.90
03/16/04	1,000	$21.00
03/16/04	2,000	$21.00
03/16/04	100	$21.00
03/17/04	1,000	$20.85 *
03/18/04	100	$21.00
03/18/04	200	$21.02
03/18/04	200	$21.05
03/18/04	800	$21.05
03/18/04	100	$21.05
03/18/04	900	$21.05
03/18/04	1,200	$21.05

	Number of	Approximate
Date	Shares Purchased	Price Per Share
03/18/04	7,000	$21.19
03/18/04	9,000	$21.20
03/19/04	1,000	$20.85 *
03/19/04	900	$21.05
03/19/04	1,300	$21.05
03/22/04	9,000	$21.10
03/22/04	1,100	$20.90
03/22/04	200	$20.85
03/22/04	100	$20.99
03/22/04	400	$20.92
03/22/04	100	$20.92
03/22/04	100	$20.92
03/22/04	200	$20.98
03/22/04	1,000	$21.00
03/22/04	1,300	$21.00
03/22/04	400	$21.00
03/22/04	100	$21.00
03/22/04	200	$21.00
03/22/04	500	$21.00
03/22/04	700	$21.01
03/22/04	700	$21.01
03/22/04	5,100	$21.05
03/22/04	5,400	$21.05
03/22/04	1,000	$21.05
03/22/04	1,300	$21.05
03/22/04	1,700	$21.05
03/23/04	2,900	$21.00
03/23/04	100	$21.02
03/23/04	500	$21.05
03/23/04	4,900	$21.05
03/23/04	9,000	$21.05
03/23/04	9,000	$21.05
03/23/04	1,000	$21.05
03/23/04	100	$21.09
03/24/04	500	$21.05
03/24/04	100	$21.40

*	Purchased by IRA.

     (d) Not applicable.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2004	/s/ IRA SOCHET
Ira Sochet